FORM 61
Quarterly Report

Incorporated as part of:		Schedule A
	X	Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	TERYL RESOURCES CORP.
ISSUER ADDRESS:	#185-10751 SHELLBRIDGE WAY
RICHMOND, B.C. V6X 2W8
CONTACT PERSON:	JOHN ROBERTSON
CONTACT’S POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 278-5996
FOR QUARTER ENDED:	AUGUST 31, 1999
DATE OF REPORT:	OCTOBER 27, 1999

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN ROBERTSON	“John Robertson”	99/27/10
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	99/27/10
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

SCHEDULE “B” - FORM 61

TERYL RESOURCES CORP.
for the three months ended August 31, 1999
(Unaudited)
(Prepared by Management)

1.	A.	Deferred Exploration Expenses
		Exploration	$ 20,072
	B.	Aggregate amount of expenditures made to
Parties not at arm’s length
		Management fees, rent and secretarial	$ 12,000
2.	A.	Common shares issued during the period	None
Outstanding as at this period end

Class	Par Value	Authorized	Issued	Issued
		Number	Number	Amount
Common	NPV	30,000,000	22,958,238	$5,994,927
Preferred	$1 PV	5,000,000

B.	Options Issued/Granted Nil Options and Warrants outstanding as at August 31, 1999

Class	Issued	Exercise
	Number	Price	Expiry Date
Options	600,000.17		Feb.16/00
Options	75,000.34		Aug.15/00
Options	50,000.20		Feb.27/02
Options	100,000.15		Nov.16/03
Options	510,000.15		Mar.17/04
Warrants	300,000.18		Dec 01/99
Warrants	1,760,000	.15/.18	Mar. 22/00/01

C.	Shares in Escrow Nil

D.	List of directors as at August 31, 1999

John Robertson, Brian Cherry , Donna Moroney

E.	Related party Transactions

During the period the Company accrued $12,000 for management, rent and secretarial services to a company controlled by a president of the Company

SCHEDULE “C” - FORM 61

TERYL RESOURCES CORP.
SCHEDULE “C”
for the three months ended August 31, 1999
(Unaudited)

Management Discussion

On October 1st, 1999 the Company announced that a joint venture mineral agreement was completed on the Westridge claims located in the Fairbanks Gold mining district with Kinross Gold Corporation and the Company’s subsidiary, Teryl, Inc. The terms and conditions of the option agreement allowing Kinross to vest in the joint venture include:

  Kinross Gold to expend $1,500,000.00 US funds over a five-year period.

  inross Gold to make payments of $285,000.00 US over the five-year period to Teryl, Inc., including $1,000,000.00 US in advanced royalty payments over five annual payments of $200,000.00 US.

Upon completion of the expenditure program for $1,500,000.00 US and completion of the annual payments Kinross Gold will earn a 70% interest and Teryl, Inc. will retain a 30% interest in the Westridge Claims.

The Westridge Claims consist of 53 units which are 100% owned by Teryl, Inc. The claims are adjacent to the True North Gold deposit which is reported to contain 1.3 million ounces of gold and to the producing Fort Knox Gold deposit which is reported to contain 4,100,000 ounces of gold at a value of 0.03 ounces of gold per ton.

YEAR 2000

In recognition of the Year 2000 risk for information systems, computers, equipment and products using date sensitive software, the Company has retained a consultant to assess the risk to the Company, both internally and externally. However, the Company does not anticipate that its operations will be materially affected. In the unlikely event that the Company’s computers are not Year 2000 compliant, the consultant will remedy any deficiencies.

The Company is monitoring the Year 2000 compliance by external parties to whom the Company may be dependent, primarily its bank, suppliers and accountants. The Company is unable to assess the potential damage that may be caused if external parties are unable to resolve their Year 2000 compliance. If it appears that any external party to whom the Company is dependent will be unable to resolve its Year 2000 issue prior to December 31, 1999, the Company has designated personnel to be responsible for developing a contingency plan to minimize the risk of business interruption of the Company.

To mitigate any risk to the Company from external parties, the Company has made every effort to ensure that all current financial, legal and administrative information on the Company is maintained by the Company, both on paper and on the Company’s computers.

It is not expected that any material costs will be incurred in addressing the Year 2000 compliance for the Company.